                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                               (Amendment No. 8)

                   Under the Securities Exchange Act of 1934



                       PERRY ELLIS INTERNATIONAL , INC.
                       --------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
                     ------------------------------------
                        (Title of Class of Securities)


                                   868610106
                    --------------------------------------
                                (CUSIP Number)
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                                   SCHEDULE 13G
-----------------------
  CUSIP No. 868610106
-----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


      Fanny Hanono
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5

     NUMBER OF            314,958
                    -----------------------------------------------------------
      SHARES              SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             83,690
      EACH          -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        7
      PERSON              314,958
       WITH:        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          83,690
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      398,648/1/
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11

      6.3%/2/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------

________________________

     /1/ Represents 314,958 shares of Perry Ellis common stock held by a limited partnership of which Fanny Hanono is the sole shareholder of the general partner and the sole limited partner and 83,690 shares of Perry Ellis common stock owned by the Feldenkreis Family Foundation, Inc., of which Fanny Hanono is an officer and director.

     /2/ Calculated on the basis of 6,337,440 shares of Perry Ellis common stock outstanding on December 31, 2001.

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--------------------
CUSIP No. 868610106
--------------------

--------------------------------------------------------------------------------
     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Salomon Hanono
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------
                      5  SOLE VOTING POWER

      NUMBER OF          36,250
                   -------------------------------------------------------------
        SHARES        6  SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY          398,648
         EACH
                   -------------------------------------------------------------
      REPORTING      7  SOLE DISPOSITIVE POWER
        PERSON
        WITH:           36,250
                   -------------------------------------------------------------
                     8  SHARED DISPOSITIVE POWER

                        398,648
--------------------------------------------------------------------------------
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          434,898/1/
--------------------------------------------------------------------------------
     10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.8%/2/
--------------------------------------------------------------------------------
     12   TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

_____________________

     /1/ Represents 314,958 shares of Perry Ellis common stock held by a limited partnership of which Fanny Hanono, Salomon Hanono's spouse, is the sole shareholder of the general partner and the sole limited partner, 83,690 shares of Perry Ellis common stock owned by the Feldenkreis Family Foundation, Inc., of which Fanny Hanono, Salomon Hanono's spouse, is an officer and directors, and 26,250 shares of Perry Ellis common stock held by Salomon Hanono pursuant to the grant of stock options.

     /2/ Calculated on the basis of 6,337,440 shares of Perry Ellis common stock outstanding on December 31, 2001.

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Item 1(a).  Name of Issuer:

            Perry Ellis International, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3000 N.W. 107/th/ Avenue
            Miami, Florida 33172

Item 2(a).  Name of Person Filing:

            Fanny Hanono and Salomon Hanono

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            3000 N.W. 107/th/ Avenue
            Miami, Florida 33172

Item 2(c).  Citizenship:  See Item 4 on Cover Page

            U.S.A.

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 Par Value

Item 2(e).  CUSIP Number:

            868610106

Item 3      If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
            (c), check whether the person filing is a:

            Not applicable.

Item 4.     Ownership:


I.   Fanny Hanono

     (a)    Amount Beneficiary Owned: 398,648/1/ shares.

___________________

     /1/ Represents 314,958 shares of Perry Ellis common stock held by a limited partnership of which Fanny Hanono is the sole shareholder of the general partner and the sole limited partner and 83,690 shares of Perry Ellis common stock owned by the Feldenkreis Family Foundation, Inc., of which Fanny Hanono is an officer and director.

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     (b)    Percent of Class:  6.3 %/1/
                               ------

     (c)    Number of shares as to which such person has:

            (i)   sole power to vote or to direct to vote          314,958
                                                                   -------

            (ii)  shared power to vote or to direct the vote        83,690
                                                                   -------

            (iii) sole power to dispose or to direct the
                  disposition of                                   314,958
                                                                   -------

            (iv)  shared power to dispose or to direct
                  disposition of                                    83,690
                                                                   -------
II.  Salomon Hanono

     (a)    Amount Beneficiary Owned:  434,898 shares.
                                       --------------

     (b)    Percent of Class:  6.8 %/1/
                               -----

     (c)    Number of Shares as to which such person has:

            (i)   sole power to vote or to direct to vote           36,250
                                                                    ------


            (ii)  shared power to vote or to direct the vote       398,648
                                                                   -------


            (iii) sole power to dispose or to direct the
                  disposition of                                    36,250
                                                                    ------

            (iv)  shared power to dispose or to direct
                  disposition of                                   398,648
                                                                   -------


Item 5.     Ownership of Five Percent or Less of a Class:


            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not applicable.

______________________

     /1/ Calculated on the basis of 6,337,440 shares of Perry Ellis common stock outstanding on December 31, 2001.

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Item 8.     Identification and Classification of Members of the Group:

            Not applicable.

Item 9.     Notice of Dissolution of Group:

            Not applicable.

Item 10.    Certification:

            Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 13, 2002.           /s/ Fanny Hanono
                                     ----------------------
                                     Fanny Hanono



Dated:  February 13, 2002.           /s/ Salomon Hanono
                                     -----------------------
                                     Salomon Hanono